

June 8, 2011

Richard Solomons
Chief Financial Officer
InterContinental Hotels Group PLC
Broadwater Park
Denham, Buckinghamshire UB9 5HR

> **Re: InterContinental Hotels Group PLC**
> **Form 20-F for Fiscal Year Ended**
> **December 31, 2010**
> **Filed April 11, 2011**
> **File No. 001-10409**

Dear Mr. Solomons:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 20-F

Financial Statements

Notes to Financial Statements

Note 1 – Accounting policies

General Information, page F-13

1.   It appears that you have recorded a litigation provision of $22 million for the year ended December 31, 2010. Per review of Footnote 7 to your March 31, 2011 financial statements included in Form 6-K filed on May 10, 2011, it appears you recorded an additional $22 million for the three months ended March 31, 2011. Please clarify for us if you recorded a $22 million provision in both periods. If provisions were recorded in both periods, please tell us the facts and circumstances that led to the additional provision during the first quarter 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief